UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-KSB  | | Form 20-K  | | Form 10-QSB  | | Form N-SAR

                 For Period Ended:       December 31, 2003
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                 | |  Transition Report on Form 10-K
                 | |  Transition Report on Form 20-K
                 | |  Transition Report on Form 11-K
                 | |  Transition Report on Form 10-Q
                 | |  Transition Report on Form N-SAR
                 For the Transition Period Ended:-------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant

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Former Name if Applicable

18685 East Plaza Drive
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Address of Principal Executive office (Street and Number)

Parker, Colorado 80134
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X|       (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As a result of delays in responding to the auditors and gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-KSB, the report on Form 10- KSB could not be timely filed without unreasonable effort or expense. The Registrant believes that the Form 10- KSB will be filed within the extension period.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Douglas B. Koff                      (303)                 861-1166
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                   (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No | |

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No | |

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment)

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                              OraLabs Holding Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2004                               By /s/ Gary H. Schlatter
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (0ther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION_____________________________________

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                            ATTACHMENT TO FORM 12b-25

(In this attachment, the numbers stated for 2003 are preliminary, as the year-end audit is not completed)

Revenues in year 2003 decreased approximately $80,880 or less than 1% from $14,149,100 in year 2002 to approximately $14,068,220 in year 2003.

Loss. In year 2003 the Company had an approximate loss of $143,041, compared to net income of $431,932 in year 2002 (a difference of approximately $574,973).

The Company in year 2003 experienced approximately $747,782 in non-ordinary costs with an impact to net income of approximately $456,147. Approximately $302,753 was for write off of leasehold improvements for the two Englewood, CO facilities, one of which was vacated in November, 2003 and the other in February, 2004. Approximately $311,478 was for venture start-up costs related to the acquisition of a lip balm company and to start a manufacturing venture abroad. Approximately $133,552 was for moving expenses related to the relocation from the two Englewood, Colorado facilities to the Parker, Colorado facility.